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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D-A


                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                            The Quizno's Corporation

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                                (Name of Issuer)

Warrants exercisable for Common Stock, par value $0.001 per share.

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                         (Title of Class of Securities)


                                  749058 10 3

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                                 (CUSIP Number)


J. Eric Lawrence, Executive Vice President, Retail & Restaurant Growth Management, Inc., 10000 N. Central Expressway, Suite 1060, Dallas, Texas 75231
(214) 750-0065

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 6, 1999

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D
                              CUSIP NO. 749058 10 3

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Retail & Restaurant Growth Capital, L.P. 75-2623606

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]

    3      SEC USE ONLY
    4      SOURCE OF FUNDS*  WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                7      SOLE VOTING POWER
                       415,056 Common Shares (maximum upon exercise of Warrants)

                8      SHARED VOTING POWER
                       N/A
  NUMBER OF
   SHARES
BENEFICIALLY    9      SOLE DISPOSITIVE POWER
  OWNED BY             415,056 Common Shares (maximum upon exercise of Warrants)
    EACH
  REPORTING     10     SHARED DISPOSITIVE POWER
 PERSON WITH             N/A


    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,056 Common Shares (maximum upon exercise of Warrants)

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            [ ]
            EXCLUDES CERTAIN SHARES*

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.4%  Common Stock

    14      TYPE OF REPORTING PERSON*
            IV (Small Business Investment Company exempt from Investment Company Act of 1940)





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                             SCHEDULE 13D STATEMENT

ITEM 1(a).  TITLE OF CLASS OF EQUITY SECURITIES:

            Warrants to purchase Common Stock of The Quizno's Corporation, par value $0.001 per share.

ITEM 1(b).  NAME AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The Quizno's Corporation (the "Issuer")
            1099 18th Street, Suite 2850
            Denver, CO 80202

ITEM 2(a).  NAME OF PERSON FILING:

            Retail and Restaurant Growth Capital, L.P. ("RRGC"). Set forth below is the name and address of each General Partner of RRGC:

                              Retail & Restaurant Growth Partners, L.P.
                              10000 N. Central Expressway
                              Suite 1060
                              Dallas, Texas  75231

            Set forth below is the name and address of each General Partner of Retail & Restaurant Growth Partners, L.P.:

                              Retail & Restaurant Growth Management, Inc.
                              10000 N. Central Expressway
                              Suite 1060
                              Dallas, Texas  75231

            Set forth below are the names and addresses of each officer and director and control person of Retail & Restaurant Growth Management, Inc.:

            Raymond C. Hemmig
            Chief Executive Officer
             and Chairman of the Board
            10000 N. Central Expressway, Suite 1060
            Dallas, TX  75231

            Mark L. Masinter
            Vice President and Director
            10000 N. Central Expressway, Suite 1060
            Dallas, TX  75231





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            Joseph L. Harberg
            Secretary & Director
            10000 N. Central Expressway, Suite 1060
            Dallas, TX  75231

            J. Eric Lawrence
            Vice President & Director
            10000 N. Central Expressway
            Dallas, TX  75231

            Marshall B. Payne
            Director
            Cardinal Investment Company
            500 Crescent Court
            Suite 250
            Dallas, TX  75201

            Scott M. Kleberg
            Director
            Private Equity Partners
            301 Commerce Street
            Suite 1600
            Fort Worth, TX  76102

            George Rich
            Director
            Armata Partners, L.P.
            300 E. Lombard
            Suite 610
            Baltimore, MD  21202


ITEM 2(b).  RESIDENCE OR BUSINESS ADDRESS:

            10000 N. Central Expressway
            Suite 1060
            Dallas, Texas  75231

ITEM 2(c). PRESENT EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF THE COMPANY IN WHICH SUCH EMPLOYMENT IS CONDUCTED.
            RRGC is a limited partnership licensed by the U.S. Small Business Administration as a small business investment company that invests in retail and restaurant companies.

ITEM 2(d). WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING.

            No



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ITEM 2(e).  WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY
            TO A CIVIL PROCEEDING AND AS A RESULT WAS OR IS SUBJECT TO AN ENJOINMENT WITH RESPECT TO FEDERAL OR STATE SECURITIES LAWS.

            No

ITEM 2(f).  CITIZENSHIP.

            United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The original securities were purchased from Funds raised by RRGC from the sale of general and limited partnership interests in RRGC and debentures guaranteed by the U.S. Small Business Administration. RRGC invested $2,000,000 in the purchase of the original securities.

ITEM 4.     PURPOSE OF TRANSACTION.

            RRGC entered into the transaction for investment purposes. RRGC does not have any plans or proposals which relate to or would result in:
            (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5(a).  AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK AND PREFERRED STOCK.

            Upon exercise of all Warrants and subject to anti-dilution protections in the Warrants, RRGC will own 415,056 shares of the outstanding Common Stock of the Issuer, which equals 9.4% of the outstanding shares of Common Stock of the Issuer on a fully diluted basis.




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ITEM 5(b).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i) sole power to vote or to direct the vote: 415,056 shares of Common Stock, (maximum upon exercise of Warrants)

            (ii)   shared power to vote or to direct the vote: None

            (iii) sole power to dispose or to direct the disposition: 415,056 shares of Common Stock, (maximum upon exercise of Warrants)

            (iv)   shared power to dispose or to direct the disposition: None

ITEM 5(C).  TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS.

            On January 6, 1999 the Issuer paid off the Amended and Restated Senior Subordinated Promissory Note (the "Note"). Pursuant to the terms of the Note, upon payment of the Note the Issuer issued to RRGC a Warrant to purchase 372,847 shares of the Issuer's Common Stock. Also on January 6, 1999, the Issuer redeemed 100,000 shares of the Company's Class B Cumulative Preferred Stock, which represented all of the class B Cumulative Preferred Stock of the company held by RRGC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            RRGC has entered into an Investment Agreement with the Issuer, dated December 31, 1996, as amended by a First Amendment to Investment Agreement dated October 8, 1997, pursuant to which the Issuer has agreed to register all of the shares of the Issuer's Common Stock beneficially owned by RRGC, and pursuant to which the Issuer has agreed, at any time six years after the closing of the transaction, to purchase any Warrants or Common Stock acquired upon conversion of the Amended and Restated Promissory Note or exercise of the Warrants if there was an event of default while the Amended and Restated Promissory Note was outstanding or if there has been no secondary public offering of the Issuer's Common Stock which results in net proceeds to the Issuer of at least $15,000,000. RRGC has also entered into a Stockholders' Agreement dated as of December 31, 1996 with the Issuer and Richard E. Schaden and Richard F. Schaden as co-trustees pursuant to a Voting Trust dated as of July 14, 1994 (the "Voting Trust") and Richard E. Schaden and Richard F. Schaden individually (collectively, the "Schadens") which grants RRGC tag-along rights when the Voting Trust or the Schadens sell any of the Issuer's securities, grants RRGC preemptive rights to acquire its pro rata share of all capital stock of the Issuer issued after the transaction date, and whereby RRGC, the Voting Trust and the Schadens agree to vote for one director nominated by RRGC.





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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            None.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             RETAIL & RESTAURANT GROWTH CAPITAL,
                             L.P., a Delaware limited partnership

                             By: Retail & Restaurant Growth Partners, L.P., a Texas limited partnership, its general partner

                             By:  Retail & Restaurant Growth Management,
                                  Inc., a Texas corporation, its general partner


February 8, 1999             By:    /s/ J. Eric Lawrence
                                    --------------------------------------------
                                    J. ERIC LAWRENCE

                             Its:  Vice President










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